April 16, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Mail Stop 6010
Attn: Jeffrey Riedler

Re:        Genta Incorporated
PRER14A
Filed April 9, 2009
File No. 000-19635

Dear Mr. Riedler:

This letter is submitted on behalf of Genta Incorporated (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated April 13, 2009 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Purpose of Proposed Reverse Stock Split, page 5

Comment:

1.	We note your response to our previous comment 1. Please revise the filing to address the following issues:

a.
On page 5 you state that the company’s board of directors believe that the reverse stock split would be beneficial because it “would increase the price” of the company’s common stock.  However, at the bottom of the same page you state that “in many cases, the market price of a company’s shares of common stock declines after a reverse stock split.”  These statements appear to be contradictory.  Please revise and reconcile these statements.

Response:

Thank you for your comment.  The intent of the referenced paragraph was to demonstrate that, although the Company’s Board of Directors believes that the proposed reverse stock split would increase the price of the Company’s common stock, no assurances or guarantees to such an increase can be made by the Company to its shareholders because the actual effect of a reverse stock split on the price of the Company’s common stock will depend largely on variables outside of the Company’s control.  Such variables include overall market volatility, investor response to the effected reverse stock split and the general economic environment.  However, the Company notes the Staff’s concern with the potential appearance of contradictory statements and will therefore revise its disclosure on page 6 of the Proxy Statement as follows:

Securities and Exchange Commission
April 16, 2009

“You should consider that, although our Board of Directors believes that a reverse stock split will in fact increase the price of our Common Stock, in many cases, because of variables outside of a company’s control (such as market volatility, investor response to the news of a proposed reverse stock split and the general economic environment), the market price of a company's shares of common stock may in fact decline in value after a reverse stock split.  You should also keep in mind that the implementation of a reverse stock split does not have an effect on the actual or intrinsic value of our business or a stockholder's proportional ownership in our Company.  However, should the overall value of our Common Stock decline after the proposed reverse stock split, then the actual or intrinsic value of the shares of our Common Stock held by you will also proportionately decrease as a result of the overall decline in value.”

b.
We note your statement on page 5 that an increase in the per share trading value of the company’s common stock would be beneficial because it would “reduce stockholder transaction costs.”  Please explain how and why an increase in the per share trading value of the company’s common stock would reduce stockholder transaction costs.

Response:

Thank you for your comment.  An increase in the per share trading value of our common stock would reduce stockholder transaction costs because many investors pay commissions based on the number of shares traded when they buy or sell our common stock and therefore, if our stock price were higher (if, for example, our stock price were to increase as a result of the proposed reverse stock split), these investors would pay lower commissions to trade a fixed dollar amount of our stock than they would if our stock price were lower.  We will revise our disclosure on page 5 and 6 of the Proxy Statement as follows:

“An increase in the per share trading value of our Common Stock would be beneficial because it would:
•	improve the perception of our Common Stock as an investment security;
•	reset our stock price to more normalized trading levels in the face of potentially extended market dislocation;
•	appeal to a broader range of investors to generate greater investor interest in us; and
•
reduce stockholder transaction costs because investors would pay lower commission to trade a fixed dollar amount of our stock if our stock price were higher than they would if our stock price were lower.”

c.
It appears from the newly added disclosure on page 8 of the filing that one of the company’s reasons for proposing the reverse stock split would be to avoid triggering an event of default under the 2009 Notes.  Please add disclosure to this section clarifying this point.

Securities and Exchange Commission
April 16, 2009

Response:

Thank you for your comment.  We note that our disclosure throughout the Proxy Statement needs to be revised to (1) include the need to effect a reverse stock split in order to avoid triggering an event of default under the 2009 Notes and (2) remove references to the Board of Directors’ discretion in determining whether to effect the reverse stock split.  As such, we will revise our disclosure throughout the Proxy Statement to add clarity to these points.  To that effect, we have removed references that the Board of Directors has discretion throughout the Proxy Statement and have revised page 5 of the Proxy Statement as follows:

“Our Board of Directors is proposing that our stockholders approve a proposal to authorize our Board of Directors to effect a reverse stock split of all outstanding shares of our Common Stock, at any ratio at its discretion, from 1-for-2 up to 1-for-100; however, please note that any ratio set by our Board of Directors that is outside of the 1-for-25 and 1-for-50 range set forth in the Securities Purchase Agreement (as defined below) will require the prior approval of the holders of our 2009 Notes (as defined below). If this proposal is approved, our Board of Directors would have the authority to effect a reverse split before our 2010 annual meeting and within 105 days of the date of the Initial Closing (as defined below).  Our Board of Directors believes that approval of a proposal providing the Board of Directors with this generalized grant of authority with respect to setting the split ratio, rather than mere approval of an pre-defined reverse stock split, will give the Board of Directors the flexibility to set the ratio in accordance with current market conditions and therefore allow the Board of Directors to act in the best interests of the Company and our stockholders.

If our stockholders grant the Board of Directors the authority to effect a reverse stock split, we would file a Certificate of Amendment to the Company’s Restated Certificate of Incorporation, as amended, with the Delaware Secretary of State to effect the proposed reverse stock split, which is attached to this proxy statement as Annex A, the text of which may be altered for any changes required by the Delaware Secretary of State and changes deemed necessary or advisable by the Board of Directors. Our Board of Directors has approved and declared advisable the proposed Certificate of Amendment. If the proposed reverse stock split is implemented, then the number of issued and outstanding shares of our Common Stock would be reduced.

Purpose of Proposed Reverse Stock Split

According to the terms of our 2009 Notes (as defined below), we must effect a reverse stock split within a certain amount of time following the 2009 Initial Closing (as defined below) or be in default under the terms of the 2009 Notes.

On April 2, 2009, we entered into a securities purchase agreement, or the Securities Purchase Agreement,  with certain accredited institutional investors to place up to $12 million of senior secured convertible notes, or the 2009 Notes, and corresponding warrants, or the Warrants, to purchase common stock, or the Financing. The Company closed on approximately $6 million of such Notes and Warrants, referred to herein as the 2009 Initial Closing, on April 2, 2009.  The 2009 Notes will bear interest at an annual rate of 8% payable semi-annually in other senior secured convertible promissory notes to the holder, and will be convertible into shares of the Company’s common stock at a conversion rate of 500,000 shares of common stock for every $1,000.00 of principal amount outstanding.  In addition, the 2009 Notes include certain events of default, including a requirement that the Company effect a reverse stock split of the Company’s Common Stock within 105 days of the 2009 Initial Closing.  As a result, the Board of Directors is now seeking stockholder authorization to effect the reverse stock split.

In addition, the Board of Directors is also proposing the reverse stock split in order to attempt to reduce the number of issued and outstanding shares and to increase the per share trading value of our Common Stock. Our Board of Directors believes that the reverse stock split would be beneficial in this regard because it would increase the price of our Common Stock and decrease the number of issued and outstanding shares of our Common Stock.”

Securities and Exchange Commission
April 16, 2009

Authorized Shares of Stock, page 7

Comment:

2.
We note numerous statements on page 5 of the filing in which the company emphasizes to shareholders that the board of directors would have the “sole discretion” to elect to effect the proposed reverse stock split and will do so “only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price of [the company’s] common stock, and only if the implementation of a reverse stock split is determined by the Board of Directors to be in the best interests of the Company and [its] stockholders.”  On page 8 of the filing, however, you state that if the company does not effect a reverse stock split within 105 days of the 2009 Initial Closing, the company will be in default under the 2009 Notes.  Therefore, it does not appear that it is in the board’s “sole discretion” as to whether or not to effect the reverse stock split, but rather that the board of directors would be required to approve the effectuation of the reverse stock split, if approved by the company’s shareholders, under the terms of the 2009 Notes.  Please revise your disclosure to clearly address this issue.

Response:

Thank you for your comment.  Please see our response to Comment 1(c) above which addresses the Staff’s concern regarding disclosure of the Company’s need to effect a reverse stock split in order to avoid triggering an event of default under the terms of the 2009 Notes and removal of references to the Board of Directors’ discretion in connection therewith.

Comment:

3.
Please provide a detailed explanation of the consequences to the company on defaulting under the 2009 Notes in the event the company does not affect a reverse stock split within 105 days of the 2009 Initial Closing.

Response:

Thank you for your comment.  The Company proposes to add the following disclosure on page 8 of the Proxy Statement before the Section titled “Procedure for Effecting the Proposed Stock Split and Exchange of Stock Certificates”:

“Effect of an Event of Default and Noteholder Remedies under the 2009 Notes

If the Company does not effect a reverse stock split of the Company’s Common Stock within 105 days of the 2009 Initial Closing, the Company will be in default under the terms of the 2009 Notes.  If an event of default occurs under the terms of the 2009 Notes, the holders of the 2009 Notes may at any time at their option declare the entire unpaid principal balance of such 2009 Note, together with all accrued interest thereon, due and payable, and such 2009 Note shall be accelerated; provided, however, that upon the occurrence of an event of default, the holder may (a) demand the redemption of such 2009 Note pursuant to Section 3.6(a) of such 2009 Note (as described below), (b) demand that the principal amount of the 2009 Note then outstanding and all accrued and unpaid interest thereon be converted into shares of common stock at the conversion price per share on the trading day immediately preceding the date the holder demands conversion, or (c) exercise or otherwise enforce any one or more of the holder’s rights, powers, privileges, remedies and interests under the transactions documents or applicable law.

Securities and Exchange Commission
April 16, 2009

Section 3.6(a) of the 2009 Notes provides for prepayment of the 2009 Notes in connection with an event of default. The holder may require the Company to prepay all or a portion of a 2009 Note in cash at a price equal to the sum of (i) the greater of (A) one hundred percent (100%) of the aggregate principal amount of such 2009 Note plus all accrued and unpaid interest and (B) the aggregate principal amount of such 2009 Note plus all accrued but unpaid interest hereon, divided by the conversion price on (x) the date the Prepayment Price (as defined below) is demanded or otherwise due or (y) the date the Prepayment Price is paid in full, whichever is less, multiplied by the Daily VWAP (as defined in the 2009 Note) on (x) the date the Prepayment Price is demanded or otherwise due, and (y) the date the Prepayment Price is paid in full, whichever is greater, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of such Note and the other transaction documents, referred to as the Prepayment Price.”

*    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing are responsive to the Staff’s Comment letter.  If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 219-3125 or Emilio Ragosa at Morgan, Lewis & Bockius LLP at (609) 919-6633.

Sincerely,

/s/ GARY SIEGEL

Gary Siegel
Vice President, Finance

cc: Emilio Ragosa, Esq., Morgan, Lewis & Bockius LLP